SKYPATH NETWORKSTM
                      Empowering Today's Mobile Workforce.

                                                          May 23, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

      Re:   Skypath Networks, Inc.
            Registration Statement on Form SB-2 (SEC file no. 333-110300)

Dear Sir or Madam:

      Skypath Networks, Inc. (the "Company"), hereby applies for withdrawal of its registration statement on Form SB-2 (SEC file no. 333-110300).

      The Company is making this application because the Company has determined to remain privately owned at this point in time.

      No securities were sold in connection with the above registration statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act of 1933.

      If you have any questions, please do not hesitate to contact the undersigned.

                                                Very truly yours,


                                                Skypath Networks, Inc.


                                                By: /s/ David Paola

           9 Thurber Boulevard * Smithfield, Rhode Island 02917 * USA Voice + 1 866.975.9638 * www.skypath.com * Fax +1 401.921.0700